CUSIP NO. 803438 10 4            Page 1  of  16  Pages
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                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                        -----------------------

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*
                        -----------------------

                            (Name of Issuer)
                     Saratoga Beverage Group, Inc.

                     (Title of Class of Securities)
                          Class A Common Stock

                             (CUSIP Number)
                               803438104




                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices
                          and Communications)
                        -----------------------

                            Stuart I. Rosen
                            280 Park Avenue
                           New York, NY 10017
                             (212) 451-3000

                  (Date of Event which Requires Filing
                           of this Statement)
                            January 31, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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                            SCHEDULE 13D

CUSIP NO.  803438 10 4                        PAGE  2  OF  16  PAGES
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Triarc Companies, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)

3    SEC USE ONLY

4    SOURCE OF FUNDS

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

     -0-

8    SHARED VOTING POWER

     -0-

9    SOLE DISPOSITIVE POWER

     -0-

10   SHARED DISPOSITIVE POWER

     -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -0-

14   TYPE OF REPORTING PERSON
     CO


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CUSIP NO. 803438 10 4                     Page 3  of  16  Pages
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                AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends and supplements the Schedule 13D dated April 15, 1996 (the "Original Statement") (the Original Statement, as so amended, shall be known as the "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Saratoga Beverage Group, Inc., a Delaware Corporation ("the Company"), whose principal executive office is located at 11 Geyser Road, Saratoga Springs, New York 12866. Except as set forth below there are no changes to the information set forth in the Statement. Capitalized terms used and not defined herein have the same meanings previously ascribed to them in the Statement.


       ITEM 2.  IDENTITY  AND  BACKGROUND(a)  (b) and  (c).  This  statement  on
       Schedule 13D is being filed by Triarc Companies, Inc., a Delaware corporation, whose principal place of business is 280 Park Avenue, New York, New York 10017. Triarc, through its subsidiaries and affiliates, is engaged in four businesses: beverages, restaurants, specialty chemicals and liquefied petroleum gas.

       ITEM 4.  PURPOSE OF TRANSACTION
       Pursuant to an agreement (the "Termination Agreement") dated as of January 31, 1997, by and among Triarc, Royal Crown Company, Inc. ("RCC"), TriBev Corporation ("TriBev"), the Company, Robin Prever and Anthony Malatino, the Company issued 300,000 shares of Common Stock to Triarc upon exercise of the A Warrant for an


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CUSIP NO. 803438 10 4                     Page 4  of  17  Pages
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       aggregate  exercise  price  of  $3,000.  Pursuant  to  a  stock  purchase agreement (the "Stock Purchase Agreement") dated as of January 31, 1997, between Triarc and Chimel Trustee Company Ltd., a Jersey corporation ("Chimel"), on January 31, 1997, Triarc sold such 300,000 shares of Common Stock to Chimel for an aggregate price of $300,000 in cash.

       Pursuant to the Termination Agreement, the remainder of the A Warrant and the entire B Warrant were terminated upon the execution of the
       Termination  Agreement.   Additionally,  the  Company  repaid  to  Triarc
       $300,000 in principal, plus accrued interest, under the note issued pursuant to the Credit Agreement. Upon such repayment, the Credit
       Agreement, the Security Agreement and the Mortgage were terminated. Additionally, the two representatives of Triarc who were members of the Company's Board of Directors resigned as directors, effective January 31, 1997.

       Pursuant to the Termination Agreement, the Voting Agreement and each of the Lock-Up Agreements were terminated on January 31, 1997. The Company and Triarc, RCC and TriBev also released each other from all claims.

       ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
       (a) - (c) As a result of the transactions described in Item 4 above, as of the date of this filling, Triarc no longer has beneficial ownership of any shares of Common Stock.



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CUSIP NO. 803438 10 4                     Page 5  of  16  Pages
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       (d) As a  result  of the  sale of the  300,000  shares  of  Common  Stock pursuant to the Stock  Purchase  Agreement,  Chimel  acquired  beneficial
       ownership  of  300,000   shares  of  Common  Stock,   which   represented
       approximately 9.9% of the issued and outstanding Common Stock.

       (e) Triarc ceased to be the beneficial owner of more than 5% of the Common Stock on January 31, 1997.

       ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
                1. Termination Agreement dated as of January 31, 1997, by and among Triarc, RCC, TriBev, the Company, Robin Prever and Anthony Malatino.

                2. Stock Purchase Agreement dated as of January 31, 1997, by and between Triarc and Chimel.



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CUSIP NO. 803438 10 4                     Page 6  of  17  Pages
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            SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

            Dated February 6, 1997.


                              TRIARC COMPANIES, INC.



                              By:  /s/ Brian L. Schorr


                              Name:  Brian L. Schorr

                              Title:   Executive Vice President &

                                       General Counsel


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CUSIP NO. 803438 10 4                     Page 7  of  16  Pages
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                         EXHIBIT INDEX




   EXHIBIT              DESCRIPTION             PAGE NO.

      1      TERMINATION AGREEMENT DATED AS OF JANU8RY 31, 1997
             BY AND AMONG TRIARC, RCC, TRIBEV, THE COMPANY,
             ROBIN PREVER AND ANTHONY MALATINO

      2      STOCK PURCHASE AGREEMENT DATED AS OF J13UARY 31,
             1997 BY AND BETWEEN TRIARC AND CHIMEL.




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